Exhibit 99.1

Hesai Group Reports Third Quarter 2026 Unaudited Financial Results

Quarterly net revenues were RMB1,068.3 million (US$159.3 million)1

Quarterly lidar shipments were 729,673 units

Quarterly robotic actuation module shipments were 23,405 units

Quarterly net income was RMB80.8 million (US$12.1 million)

SHANGHAI, China, Nov. 10, 2026 (GLOBE NEWSWIRE) － Hesai Group (Nasdaq: HSAI; HKEX: 2525) (“Hesai” or the “Company”), a Physical AI infrastructure company, today announced its unaudited financial results for the three months and nine months ended September 30, 2026.

Management Remarks

“The third quarter of 2026 marked another step in Hesai’s evolution into a full-stack infrastructure platform for Robotics and Physical AI,” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “Our lidar business remains a scaled, profitable cash engine, with growth fueled by premium ET-series lidar wins with five leading global OEMs, including a top European automaker and Cadillac; rising adoption of multi-lidar configurations in China and overseas; and new programs with Wuling and Chery that expand lidar into high-volume mass-market vehicles and export markets. Meanwhile, in robotics, Hesai ranked No. 1 globally in the 2025 robotaxi lidar market with a 62% share, according to Yole Group. We also partnered with JD.com, China’s largest retailer by revenues, leveraging our 6D full-color lidar and advanced perception capabilities to support its ambition to build the world’s largest robotics fleet.”

Dr. Li continued, “Our Strategic Growth Initiatives (SGI) are rapidly taking shape as Hesai’s next growth engine, unlocking new opportunities across the data and hardware infrastructure layers of Robotics and Physical AI. Launched globally in October, Kosmo, our 3D world data engine, transforms real-world environments into high-fidelity, editable, AI-ready 3D assets. Within just months of demo shipments, this category-defining innovation has already begun generating revenues and securing real-world deployments with best-in-class global players, including Pixar’s RenderMan. Commercial traction spans robotics training, film and entertainment, cultural heritage, spatial navigation, and beyond. Our robotic actuation modules – the robotic motion engine – also ramped up in volume sharply, with full-body modules joining robotic hands in mass production and Q3 shipments surging 97% sequentially to 23,405 units. We’re just getting started in Physical AI.”

[1]	All translations from RMB to USD for the third quarter of 2026 were made at the exchange rate of RMB6.7045 to US$1.00, the exchange rate on September 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board.

“The third quarter of 2026 marked further progress in our growth strategy, as our core lidar business continued to scale profitably and SGI gained commercial momentum. Third-quarter net revenues grew approximately 34% year-over-year to RMB1,068 million, supported by quarterly shipments of 729,673 lidar units and 23,405 robotic actuation modules, despite headwinds in the broader automotive market. SGI is scaling ahead of plan, with revenues for the first nine months already surpassing our original full-year target of RMB100 million,” said Mr. Andrew Fan, Hesai’s CFO. “Robotic actuation modules, which typically account for over 50% of a humanoid’s bill of materials, are ramping up rapidly, with cumulative shipments reaching 35,295 units by Q3 quarter-end. Together with the new revenue stream from Kosmo, this supports our reaffirmed 2026 SGI revenue guidance of RMB200 million to RMB300 million. As we gain further customer validation, we are stepping up investment in SGI while maintaining financial discipline. We delivered net income of RMB81 million and our sixth consecutive quarter of GAAP profitability. Our core lidar business, in particular, reported income from operations of RMB145 million in the third quarter, up 88% year-over-year. Our ambition is clear: to become a leading infrastructure platform for the era of Robotics and Physical AI.”

•	Lidar Business Updates:

•	Captured a 43% share of China’s long-range ADAS lidar market in September 2026, maintaining the No. 1 position for the 20th consecutive month, according to Gasgoo.

o	Premium lidar adoption: Secured ET-series main lidar design wins with five leading global OEMs, including a top European automaker, Cadillac, Geely, Great Wall Motor, and a leading NEV automaker, representing a combined order book of over 1 million units.

o	Multi-lidar adoption: Secured FT-series blind-spot lidar design wins with Leapmotor and a top European automaker, underscoring growing adoption of multi-lidar configurations in China and overseas.

o	Mass market penetration: Secured an AT-series main lidar design win with Wuling, expanding into its high-volume, mass-market vehicle models.

o	Global expansion: Secured design wins with seven leading OEMs, including Chery, for potential export vehicle programs across multiple overseas markets, positioning Hesai to capture growing demand as Chinese automakers expand globally.

•	Ranked No. 1 globally in the 2025 robotaxi lidar market with a 62% share, according to Yole Group.

•	Partnered with JD.com, leveraging Hesai’s 6D full-color lidar and advanced perception technologies to support its ambition to build the world’s largest robotics fleet, with plans to deploy more than 4 million robots, robovans, and other intelligent machines over the next five years.

•	Strategic Growth Initiatives (SGI) Updates:

•	Kosmo: the 3D World Data Engine

o	Successfully launched Kosmo globally on October 14, 2026, an integrated hardware-software platform that transforms physical environments into high-fidelity, AI-ready 3D data assets:

▪	Kosmo One: The world’s first 8K AI spatial camera[2], integrating Hesai’s ultra-high spatial resolution lidar to deliver 3D reconstruction with photorealistic visual quality and millimeter-level geometric accuracy.

▪	Kosmo World: An AI-powered cloud platform that generates 3D Gaussian Splatting (3DGS), mesh, and depth data in a single reconstruction, at up to 5x the speed of comparable 3DGS solutions and up to 200x the speed of manual 3D modeling.

o	Within just months of initial demo shipments in July 2026, Kosmo began generating revenues under a business model spanning hardware sales, platform subscriptions, and its 3D asset library. It has also secured real-world deployments with global industry-leading players and gained strong commercial traction in China and overseas. Key applications include:

▪	Film and entertainment: Established a landmark partnership with Pixar’s RenderMan, a cornerstone of Hollywood visual effects, to bring photorealistic AI-generated content and reusable 3D scenes to film production – cutting VFX costs by up to 80%. In October 2026, Pixar released an official tutorial showcasing a workflow built around Kosmo for its upcoming version of RenderMan. Kosmo is also powering AI-generated films from other leading studios.

▪	Embodied AI: Established strategic partnerships with Galbot and Dexmal to build Kosmo-powered 3D robotic training environments, where captured spaces are transformed into editable 3D worlds with interactive objects that simulate real-world interactions. A single reconstruction can generate over 10,000 training trajectories.

▪	Generative AI: In discussions with leading Large Language Models (LLM) and video generation model developers on potential collaborations to improve spatial consistency in AI-generated images and videos.

▪	Immersive experiences: Partnered with Amap, China’s leading digital mapping and navigation platform under Alibaba Group, to enable scalable spatial commerce across tourism and offline retail. The initial pilot covers 1,000 locations, including premium malls, retail outlets, restaurants, hotels, and brand stores.

[2]	As of October 2026, based on publicly available product information, Kosmo One is the world’s first AI spatial camera with an integrated 8K imaging system.

o	Published the Spatial Intelligence White Paper, establishing a framework for this emerging field, charting its evolution, and outlining Kosmo’s strategic role and transformative commercial potential. The white paper is available on the Company’s official website at https://www.hesaitech.com/whitepaper/2026-spatial-intelligence-white-paper/.

•	Robotic Actuation Modules: the Robotic Motion Engine

o	Quarterly robotic actuation module shipments reached 23,405 units, up 97% sequentially, with cumulative shipments of 35,295 units and monthly capacity scaled to 10,000 units. Annual shipments are expected to reach six digits in 2027.

o	Achieved sustained commercial validation with our anchor customer, Sharpa, a global frontrunner in AI robotics. Sharpa’s newly unveiled D01, its first integrated tactile-sensing full-body robot, and W02, a next-generation, fully tactile, ultra-compact, lightweight dexterous hand, are both powered by Hesai’s robotic actuation modules, which feature proprietary designs for reducers, motors, and other key components.

Operational Highlights

	Three months	Nine months
	ended	ended
	September	September
	30, 2026	30, 2026
ADAS lidar shipments	638,055	1,477,400
Robotics lidar shipments	91,618	352,271
Total lidar shipments	729,673	1,829,671
Robotic actuation module shipments	23,405	35,295

•	Q3 2026 ADAS lidar shipments were 638,055 units, representing an increase of 67.6% from 380,759 units in the corresponding period of 2025.

•	Q3 2026 Robotics lidar shipments were 91,618 units, representing an increase of 51.1% from 60,639 units in the corresponding period of 2025.

•	Q3 2026 Total lidar shipments were 729,673 units, representing an increase of 65.3% from 441,398 units in the corresponding period of 2025.

•	Q3 2026 Robotic actuation module shipments were 23,405 units, representing an increase of 96.8% from 11,890 units in the second quarter of 2026.

Financial Highlights for the Third Quarter of 2026

(in RMB millions, except for per ordinary share data and percentage)

	Q3 2026	Q3 2025	% Change
Net revenues	1,068.3	795.4	34.3%
Gross margin	41.0%	42.1%	/
Income from operations	62.6	77.4	(19.1)%
Non-GAAP[3] income from operations	100.8	108.9	(7.4)%
Net income	80.8	256.2	(68.5)%
Non-GAAP net income	119.0	287.7	(58.6)%
Net income per ordinary share – basic[4]	0.06	0.23	(73.9)%
Net income per ordinary share – diluted	0.06	0.22	(72.7)%
Non-GAAP net income per ordinary share	0.09	0.26	(65.4)%
Diluted non-GAAP net income per ordinary share	0.09	0.25	(64.0)%

•	Net revenues were RMB1,068.3 million (US$159.3 million) for the third quarter of 2026, representing an increase of 34.3% from RMB795.4 million for the same period of 2025. Net revenues from lidar segment were RMB977.8 million (US$145.8 million), representing an increase of 22.9% from RMB795.4 million for the same period of 2025. Net revenues from SGI segment were RMB90.5 million (US$13.5 million).

Product revenues were RMB1,051.5 million (US$156.8 million) for the third quarter of 2026, representing an increase of 33.1% from RMB790.1 million for the same period of 2025. Product revenues from lidar segment were RMB973.5 million (US$145.2 million), representing an increase of 23.2% from RMB790.1 million for the same period of 2025. The year-over-year increase was mainly attributable to higher deliveries of both ADAS and Robotics lidar products, driven by robust demand in China and overseas, as well as contributions from the SGI business. Product revenues from SGI segment were RMB78.0 million (US$11.6 million).

Service revenues were RMB16.8 million (US$2.5 million) for the third quarter of 2026, representing an increase of 217.0% from RMB5.3 million for the same period of 2025. Service revenues from lidar segment were RMB4.3 million (US$0.6 million), representing a decrease of 18.9% from RMB5.3 million for the same period of 2025. The year-over-year decrease was mainly driven by lower revenues from extended warranty services. Service revenues from SGI segment were RMB12.5 million (US$1.9 million) which was derived from revenues from manufacturing and support services.

[3]	See “Use of Non-GAAP Financial Measures” included in this announcement for further details.

[4]	On July 10, 2026, the Company implemented share subdivision of the Company on the basis that every one existing issued and unissued share with a par value of US$0.0001 each be subdivided into eight subdivided shares with a par value of US$0.0000125 each (the “Share Subdivision”). The Company accounted for Share Subdivision on a retrospective basis pursuant to ASC 260, Earnings Per Share. All issued and outstanding common stock, stock option awards, restricted share units, exercise prices and per share data have been adjusted in these consolidated financial statements, on a retrospective basis, to reflect the Share Subdivision for all periods presented.

•	Cost of revenues was RMB630.1 million (US$94.0 million) for the third quarter of 2026, representing an increase of 36.8% from RMB460.5 million for the same period of 2025.

•	Gross margin was 41.0% for the third quarter of 2026, compared with 42.1% for the same period of 2025. The year-over-year decrease in gross margin was mainly attributable to a higher revenue contribution from products with relatively lower margins.

•	Sales and marketing expenses were RMB53.0 million (US$7.9 million) for the third quarter of 2026, representing an increase of 21.4% from RMB43.6 million for the same period of 2025. The increase was mainly driven by an increase in payroll expenses of RMB5.6 million (US$0.8 million).

•	General and administrative expenses were RMB93.6 million (US$14.0 million) for the third quarter of 2026, representing an increase of 27.5% from RMB73.4 million for the same period of 2025. The increase was mainly driven by an increase in professional service fees of RMB9.8 million (US$1.5 million) and an increase in payroll expenses of RMB6.9 million (US$1.0 million).

•	Research and development expenses were RMB254.0 million (US$37.9 million) for the third quarter of 2026, representing an increase of 27.8% from RMB198.9 million for the same period of 2025. The year-over-year increase was mainly due to an increase in payroll expenses of RMB26.2 million (US$3.9 million), an increase in outsourcing development and testing expenses of RMB10.2 million (US$1.5 million), and an increase in cost of materials of RMB9.0 million (US$1.3 million), reflecting our incremental investment in SGI.

•	Income from operations was RMB62.6 million (US$9.3 million) for the third quarter of 2026, compared with income from operations of RMB77.4 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP income from operations was RMB100.8 million (US$15.0 million) for the third quarter of 2026, compared with non-GAAP income from operations of RMB108.9 million for the same period of 2025. Income from operations of the lidar segment was RMB145.5 million (US$21.7 million) for the third quarter of 2026, representing an increase of 88.0% from RMB77.4 million for the same period of 2025.

•	Net income was RMB80.8 million (US$12.1 million) for the third quarter of 2026, representing a decrease of 68.5% from RMB256.2 million for the same period of 2025. The decrease was mainly attributable to one-time income of RMB185.1 million (US$27.6 million) from the disposal of an equity investment and the transfer of intellectual properties in the third quarter of 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB119.0 million (US$17.8 million) for the third quarter of 2026, representing a decrease of 58.6% from RMB287.7 million for the same period of 2025.

•	Net income attributable to ordinary shareholders of the Company was RMB80.8 million (US$12.1 million) for the third quarter of 2026, representing a decrease of 68.5% from RMB256.2 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB119.0 million (US$17.8 million) for the third quarter of 2026, representing a decrease of 58.6% from RMB287.7 million for the same period of 2025.

•	Basic and diluted net income per ordinary share were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, for the third quarter of 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively, for the third quarter of 2026.

•	Cash reserve[5] was RMB6,977.1 million (US$1,040.7 million) as of September 30, 2026, compared with RMB7,050.6 million as of June 30, 2026.

Business Outlook

For the fourth quarter of 2026, the Company expects net revenues to be between RMB1,100 million (US$164 million) and RMB1,150 million (US$172 million).

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 10, 2026 (8:00 PM Beijing/Hong Kong Time on November 10, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Third Quarter 2026 Earnings Conference Call

Pre-registration Link:	https://s1.c-conf.com/diamondpass/10057354-vjhodq.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 17, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10057354

[5]	Cash reserve represents cash and cash equivalents, restricted cash, short-term investments (excluding stock investment) and long-term time deposits.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a Physical AI infrastructure company. With a product portfolio spanning lidar, Kosmo spatial intelligence platform, and robotic actuation modules, Hesai is the only company in the industry covering the full robotics chain of “see, understand, and act” while achieving commercialization at scale. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including autonomous mobility, spatial intelligence, embodied AI, and commercial robots, and holds a leading share of the global lidar market. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (the “SEC”): income/loss from operations excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7045 to US$1.00, the exchange rate on September 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirements; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise noted)

	As of
	December 31, 2025	September 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,663,492	3,135,226	467,630
Restricted cash	4,014	13,297	1,983
Short-term investments	3,091,856	3,857,955	575,428
Notes receivables	94,697	73,604	10,978
Accounts receivable, net	1,262,220	1,471,926	219,543
Amounts due from related parties	–	164,338	24,512
Inventories	670,453	1,088,013	162,281
Prepayments and other current assets, net	282,431	415,174	61,925
Total current assets	7,069,163	10,219,533	1,524,280
Non-current assets:
Property and equipment, net	1,099,283	1,146,766	171,044
Long-term investments	2,781,670	60,000	8,949
Intangible assets, net	95,507	87,641	13,072
Land-use rights, net	39,015	38,367	5,723
Right-of-use assets	109,318	85,125	12,697
Other non-current assets	67,322	113,087	16,867
Total non-current assets	4,192,115	1,530,986	228,352
TOTAL ASSETS	11,261,278	11,750,519	1,752,632

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	448,233	667,910	99,621
Note payable	150,199	276,623	41,259
Accounts payable	592,560	830,300	123,842
Contract liabilities	21,019	14,504	2,163
Accrued warranty liability	77,672	98,279	14,659
Income tax payable	27,157	27,034	4,032
Accrued expenses and other current liabilities	578,495	466,600	69,596
Total current liabilities	1,895,335	2,381,250	355,172

	As of
	December 31, 2025	September 30, 2026
	RMB	RMB	US$
Non-current liabilities
Operating lease liabilities	85,555	59,654	8,898
Long-term borrowings	278,727	247,165	36,866
Other non-current liabilities	42,907	41,549	6,196
Total non-current liabilities	407,189	348,368	51,960
TOTAL LIABILITIES	2,302,524	2,729,618	407,132

Shareholders’ equity
Class A Ordinary shares	17	17	2
Class B Ordinary shares	90	90	14
Additional paid-in capital	11,925,963	12,033,273	1,794,805
Accumulated other comprehensive income (loss)	6,529	(208,291)	(31,067)
Accumulated deficit	(2,973,845)	(2,804,188)	(418,255)
TOTAL SHAREHOLDERS’ EQUITY	8,958,754	9,020,901	1,345,500
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,261,278	11,750,519	1,752,632

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise noted)

	Three months ended September 30,
	2025	2026
	RMB	RMB	US$
Net revenues (including revenue from a related party of nil, and RMB90,323 for three months ended September 30, 2025 and 2026, respectively)	795,395	1,068,293	159,340
Cost of revenues	(460,496)	(630,085)	(93,980)

Gross profit	334,899	438,208	65,360
Operating expenses:
Sales and marketing expenses	(43,646)	(52,977)	(7,902)
General and administrative expenses	(73,372)	(93,576)	(13,957)
Research and development expenses	(198,862)	(254,049)	(37,892)
Other operating income, net	58,347	24,976	3,725
Total operating expenses	(257,533)	(375,626)	(56,026)

Income from operations	77,366	62,582	9,334
Interest income	27,993	49,822	7,431
Interest expenses	(3,234)	(4,568)	(681)
Investment loss	–	(8,111)	(1,210)
Foreign exchange income/(loss), net	8,732	(18,943)	(2,825)
Other income, net	172,867	13	2

Net income before income tax and share of loss in equity method investments	283,724	80,795	12,051
Income tax expenses	(27,500)	(3)	(1)
Share of loss in equity method investment	(51)	–	–
Net income	256,173	80,792	12,050
Net income attributable to ordinary shareholders of the Company	256,173	80,792	12,050

	Three months ended September 30,
	2025	2026
	RMB	RMB	US$
Net income per share:
Basic	0.23	0.06	0.01
Diluted	0.22	0.06	0.01
Weighted average ordinary shares used in calculating net income per share:
Basic	1,091,100,032	1,255,348,244	1,255,348,244
Diluted	1,148,064,496	1,305,172,825	1,305,172,825
Net income	256,173	80,792	12,050
Other comprehensive loss:
Foreign currency translation adjustments	(21,774)	(51,718)	(7,714)
Comprehensive income	234,399	29,074	4,336

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Nine months ended September 30,
	2025	2026
	RMB	RMB	US$
Net revenues (including revenue from a related party of nil, and RMB135,266 for nine months ended September 30, 2025 and 2026, respectively)	2,027,085	2,609,675	389,242
Cost of revenues	(1,172,473)	(1,560,198)	(232,709)

Gross profit	854,612	1,049,477	156,533
Operating expenses:
Sales and marketing expenses	(136,503)	(144,052)	(21,486)
General and administrative expenses	(191,179)	(213,320)	(31,817)
Research and development expenses	(581,387)	(689,895)	(102,900)
Other operating income, net	121,227	54,006	8,055
Total operating expenses	(787,842)	(993,261)	(148,148)

Income from operations	66,770	56,216	8,385
Interest income	69,481	165,601	24,700
Interest expenses	(14,786)	(14,502)	(2,163)
Investment income	–	28,455	4,244
Foreign exchange income/(loss), net	16,692	(66,315)	(9,891)
Other income, net	172,154	210	31

Net income before income tax and share of loss in equity method investments	310,311	169,665	25,306
Income tax expense	(27,527)	(8)	(1)
Share of loss in equity method investment	(74)	–	–
Net income	282,710	169,657	25,305
Net income attributable to ordinary shareholders of the Company	282,710	169,657	25,305

	Nine months ended September 30,
	2025	2026
	RMB	RMB	US$
Net income per share:
Basic	0.26	0.14	0.02
Diluted	0.25	0.13	0.02
Weighted average ordinary shares used in calculating net income per share:
Basic	1,067,499,120	1,252,519,263	1,252,519,263
Diluted	1,125,279,232	1,304,237,652	1,304,237,652
Net income	282,710	169,657	25,305
Other comprehensive income/(loss):
Foreign currency translation adjustments	8,471	(214,820)	(32,041)

Comprehensive income/(loss)	291,181	(45,163)	(6,736)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended September 30,
	2025	2026
	RMB	RMB	US$
Income from operations	77,366	62,582	9,334
Add: Share-based compensation expenses	31,550	38,254	5,706
Non-GAAP income from operations	108,916	100,836	15,040
Net income	256,173	80,792	12,050
Add: Share-based compensation expenses	31,550	38,254	5,706
Non-GAAP net income	287,723	119,046	17,756
Net income attributable to ordinary shareholders of the Company	256,173	80,792	12,050
Add: Share-based compensation expenses	31,550	38,254	5,706
Non-GAAP net income attributable to ordinary shareholders of the Company	287,723	119,046	17,756

Weighted average shares used in calculating net earnings per share
Basic	1,091,100,032	1,255,348,244	1,255,348,244
Diluted	1,148,064,496	1,305,172,825	1,305,172,825

Non-GAAP net earnings per share
Basic	0.26	0.09	0.01
Diluted	0.25	0.09	0.01

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the nine months ended September 30,
	2025	2026
	RMB	RMB	US$
Income from operations	66,770	56,216	8,385
Add: Share-based compensation expenses	86,933	98,460	14,686
Non-GAAP income from operations	153,703	154,676	23,071
Net income	282,710	169,657	25,305
Add: Share-based compensation expenses	86,933	98,460	14,686
Non-GAAP net income	369,643	268,117	39,991
Net income attributable to ordinary shareholders of the Company	282,710	169,657	25,305
Add: Share-based compensation expenses	86,933	98,460	14,686
Non-GAAP net income attributable to ordinary shareholders of the Company	369,643	268,117	39,991

Weighted average shares used in calculating net earnings per share
Basic	1,067,499,120	1,252,519,263	1,252,519,263
Diluted	1,125,279,232	1,304,237,652	1,304,237,652

Non-GAAP net earnings per share
Basic	0.35	0.21	0.03
Diluted	0.33	0.21	0.03

HESAI GROUP

UNAUDITED FINANCIAL INFORMATION BY SEGMENT

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended
	September 30, 2026
	Lidar	Strategic Growth Initiatives	Total
	RMB	RMB	RMB
Net revenues	977,784	90,509	1,068,293
Cost of revenues and total operating expenses	(832,314)	(173,397)	(1,005,711)
Income/(loss) from operations	145,470	(82,888)	62,582

Interest income			49,822
Interest expense			(4,568)
Investment loss			(8,111)
Foreign exchange loss, net			(18,943)
Other income, net			13

Net income before income tax			80,795
Income tax expense			(3)
Net income			80,792

HESAI GROUP

UNAUDITED FINANCIAL INFORMATION BY SEGMENT

(All amounts in thousands, except share and per share data or otherwise noted)

	For the nine months ended
	September 30, 2026
	Lidar	Strategic Growth Initiatives	Total
	RMB	RMB	RMB
Net revenues	2,474,223	135,452	2,609,675
Cost of revenues and total operating expenses	(2,220,573)	(332,886)	(2,553,459)
Income/(loss) from operations	253,650	(197,434)	56,216

Interest income			165,601
Interest expense			(14,502)
Investment income			28,455
Foreign exchange loss, net			(66,315)
Other income, net			210

Net income before income tax			169,665
Income tax expense			(8)
Net income			169,657